March 13, 2013

Ms. Kristi Marrone

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Towers Watson & Co.
Form 10-K for the Fiscal Year Ended June 30, 2012 Filed August 29, 2012
File No. 001-34594

Dear Ms. Marrone:

In response to your letter dated March 4, 2013, Towers Watson & Co. (the “Company,” “Towers Watson,” “we,” or “our”) submits the accompanying response to the comments set forth in your letter. For the Staff’s convenience, we have restated each comment in its entirety with our response following immediately thereafter.

SEC Comment 1:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31, Non-U.S. GAAP Measures, page 53

1. We note that you have presented Adjusted Net Income Attributable to Controlling Interests and Adjusted Earnings Per Share-Diluted for the current fiscal year to illustrate what your operating results would have been had you not incurred expenses related to the merger that occurred on January 1, 2010. Given that you have incurred significant acquisition-related expenses for each of the last three years, please tell us why you have not presented this measure for all the periods covered by the income statements included in this filing.

Company Response:

The Company has not historically presented this measure for all comparative periods because we believed the most current period was the most useful to investors. Further, we have discussed the changes in acquisition-related expenses in transaction and integration expenses for each of the periods presented in management’s discussion and analysis. In response to the Staff’s comment, we will provide two years of comparable data for our adjusted net income attributable to controlling interests and adjusted earnings per share-diluted amounts in our next Quarterly Report on Form 10-Q (which we anticipate will be filed with the Commission on or about May 10, 2013). In addition, for our next Annual Report on Form 10-K (which we anticipate will be filed with the Commission on or about August 29, 2013), we will provide three years of comparable data for this disclosure.

SEC Comment 2:

Note 10 – Retirement Benefits, page 86

2. We note that your plans recognized an actuarial loss in 2012 related to a significant decrease in the discount rates used. Please expand your disclosure to discuss the cause of the change in discount rate. We also note from your disclosure on page 87 that the decrease in the assumed discount rate occurred in 2011. In that regard, please tell us why the change was not reflected in other comprehensive income for fiscal year 2011.

Company Response:

With regard to the actuarial loss related to the significant decrease in the discount rates used, the actuarial loss arose at our June 30, 2012 fiscal year end. The primary reason for the decline in the weighted average discount rate change from June 30, 2011 to June 30, 2012 (presented in the second table on page 87) is the decline over that time in the yields on high quality corporate bonds on which the respective discount rate selection was based. Discount rates are expected to change each year to reflect changes in bond yields, and these changes cause gains or losses which are included in other comprehensive income at year end.

The first tabular disclosure on page 87 which you reference in your comment presents the weighted average discount rates used to calculate net periodic benefit cost for our fiscal years ended June 30, 2012, 2011 and 2010. The decrease in these discount rates from fiscal 2010 to fiscal 2011 arose as of our June 30, 2010 valuation, and was therefore reflected in other comprehensive income for the year ended June 30, 2010.

In future annual reports submitted by the Company to the Commission beginning with our next Annual Report on Form 10-K (which we anticipate will be filed with the Commission on or about August 29, 2013), we will provide a discussion of the reason for a significant change in discount rates, should one occur, substantially along the lines of the following:

We had a $XXX million actuarial loss for fiscal year 2013 due to a decline in the weighted average discount rate change from June 30, 2012 to June 30, 2013. The decline in discount rates is reflective of the decline over that time in the yields on high quality corporate bonds on which the respective discount rate selection was based. Discount rates are expected to change each year to reflect changes in bond yields.

SEC Comment 3:

Note 15 – Income Taxes, page 106

3. We note that you repatriated $51.5 million from your Canadian subsidiary in 2012, and that you no longer provide for deferred taxes on the current or cumulative earnings of this subsidiary. Please explain to us the reason for the repatriation and whether you plan to continue repatriating earnings from this subsidiary, including the tax implications of your decision. Please also tell us and expand your disclosure to explain why this repatriation has no impact on your assertion that earnings from your foreign subsidiaries remain indefinitely reinvested. Please provide us with your proposed disclosure.

Company Response:

As a result of the merger of Towers, Perrin, Forster & Crosby, Inc. (“Towers Perrin”) and Watson Wyatt Worldwide, Inc. on January 1, 2010, the Company changed its assertion under ASC 740-30-25-17 to provide deferred taxes on the accumulated unremitted earnings of its acquired Towers Perrin Canadian subsidiary through December 31, 2009. The Towers Watson consolidated cash position as of June 30, 2010 for Towers Watson & Co. had been depleted due the payments of performance, principal and transaction related bonuses. In addition, integration closing costs paid to the investment advisors were paid by the U.S. Parent Company. To meet these significant non-recurring U.S. cash needs, the Company repatriated $163.7 million from its Canadian subsidiary during the six months ended June 30, 2010.

In fiscal year 2011, the Company continued to provide deferred taxes on current earnings of its Towers Perrin Canadian subsidiary in anticipation of additional cash needs to pay for U.S. transaction and integration expenses. No dividend was paid in fiscal year 2011. However the Company repatriated $51.5 million from its Canadian subsidiary in March 2012. No tax provision was recorded in fiscal year 2012 in connection with the repatriation as the deferred tax liability was previously accrued as of June 30, 2011.

In fiscal year 2012, the Company changed its ASC 740-30 assertion, because the future earnings of the Canadian subsidiary were expected to be indefinitely reinvested outside of the United States. The change in assertion was the result of a change in the Company’s U.S. and non-U.S. cash needs. The Company’s non-recurring transaction related expenses in the U.S. significantly decreased. The Company’s non-U.S. cash needs increased for its planned global ERP implementation and legal entity rationalization costs. Furthermore, the cash balances in each of the foreign jurisdictions will be retained for payment of local bonuses, office closings, redundancy costs, working capital needs and funding of future foreign acquisitions. Should the Company’s position change with respect to its use of its non-U.S. cash, it may be necessary at that time to provide deferred taxes on the unremitted earnings of certain foreign subsidiaries. The Company’s position could change based on future U.S. tax law changes, changes in the organization structure or U.S. economic hardship resulting from a downturn in the Company’s U.S. business. However, none of these factors were anticipated as of June 30, 2012.

In annual reports submitted by the Company to the Commission beginning with our next Annual Report on Form 10-K (which we anticipate will be filed with the Commission on or about August 29, 2013), we will provide disclosure substantially as follows:

Beginning in fiscal year 2012, the Company no longer provides deferred taxes on current or accumulated earnings of the acquired Towers Perrin Canadian subsidiary. In March 2012, the Company repatriated $51.5 million from its Canadian subsidiary to pay for transaction and integration expenses incurred by the Towers Watson & Co., thus reducing the cumulative deferred tax liability to zero. At June 30, 2011, the cumulative deferred tax liability on unremitted earnings was $3.7 million.

We continue to assert that the accumulated earnings of our foreign subsidiaries are reinvested indefinitely outside the United States. We believe the Company’s cash projections, current cash position, and access to capital markets will allow it to meet its U.S. cash obligations without repatriating foreign earnings. Further, non-U.S. cash is used for working capital needs of our non-U.S. operations and may be used for foreign restructuring expenses or acquisitions. We have not recorded U.S. deferred tax liabilities on these foreign earnings. These earnings relate to ongoing foreign operations and at June 30, 2012 were approximately $849.6 million. It is not practicable to estimate the U.S. income tax liability that might be payable if such earnings are not reinvested indefinitely. If future events, including material changes in estimates of U.S. cash, working capital and long-term investment requirements, necessitate that these earnings be distributed, an additional provision for U.S. federal income taxes and foreign withholding taxes, net of foreign tax credits, may be necessary.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments.

Very truly yours,

/s/ Michael M. Thomson
Michael M. Thomson
Controller and Chief Accounting Officer

cc.	John J. Haley
Roger F. Millay
Jorge Bonilla, Securities and Exchange Commission

4